

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

January 27, 2014

Ms. Rose Hoover
Executive VP and Secretary
Ampco-Pittsburgh Corp.
600 Grant Street
Suite 4600
Pittsburg, PA 15219

Dear Ms. Hoover:

In our ongoing examination of corporate governance matters, GAMCO, on behalf of its investment advisory clients, may submit nominations of one or more individuals as nominee for director for election to the Board of Directors at the company's 2014 annual meeting.

In accordance with the company's by-laws GAMCO is providing written notice requesting a copy of the questionnaire (and all other related documents) referenced in Article 2 Section 17 of the company's by-laws. Please provide a copy of the questionnaire (and all other related documents) to the email address referenced above upon receipt of this letter, so that GAMCO can comply with the time period for such nomination(s) referenced in the company's by-laws.

As always, we are available to discuss GAMCO's corporate governance procedures.

Best Regards,

George Maldonado
Director of Proxy Voting Services